

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 20, 2012

BY FAX AND U.S. MAIL

Scott C. Durocher, Esq.
Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

      Re: Lincoln Life Variable Annuity Accounts H and N
              Lincoln National Life Insurance Company ("Lincoln National")
              Lincoln Life & Annuity Company of New York ("Lincoln NY")
              Initial Registration Statements on Form N-4
              <u>Filing Nos.: 333-181612, 811-08517; 333-181615, 811-05721; 333-181616, 811-
09763; 333-181617, 811-08441</u>

Dear Mr. Durocher:

      The staff has reviewed the above-referenced initial registration statements, which the Commission received on May 23, 2012. The registration statements received selective reviews based upon the representations in your May 23, 2012 transmittal letters that these filings are substantially similar to Lincoln National and Lincoln NY filings recently reviewed by or currently under review by the staff. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy copy of the registration statement for File No. 333-181612.

1. **General Comments**

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

    b. Unless otherwise indicated, please make conforming changes to the other three prospectuses submitted, as applicable. Wherever a comment has applicability to more that one prospectus, please identify the prospectus for which changes were made in response to these comments.

2. **Cover Page** (p. 1)

   Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3. **Expense Tables** (p. 8)

   a. Clearly state "none" for C Share surrender charges.

   b. Please clarify whether the 7.00% unscheduled payment charge applies only to L Shares or all three share classes.

   c. *Total Annual Fund Operating Expenses*. Provide updated fund operating expenses table and example for the Commission Staff review. Also confirm to the Commission that: (1) fee waivers and acquired fund expenses will be appropriately reflected; (2) the example reflects the most expensive combination of contract options; and (3) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

   d. *Expense Examples.* The last sentence of the first paragraph of the examples on page 14 is confusing. Please reword to more clearly explain the example calculation methods.

4. **Charges and Other Deductions** (p. 32)

   Charges for Lincoln SmartIncome Inflation option are explained in this section and this option is referenced in multiple other sections of the registration statement including definitions and fee tables. Explain why such disclosure is not also included in the Lincoln NY filings. The option is discussed in the Lincoln NY filings; for instance, on page 37 of filing number 333-181617. If the option is not offered in New York, please remove references to the option from the Lincoln NY filings.

5. **Power of Attorney** (Exhibit 10B)

   Please provide a Power of Attorney that relates specifically to the Securities Act file number of the new registration statement. *See* Rule 483(b) of the Securities Act.

6. **Financial Statements, Exhibits, and Other Information**

   Please provide any financial statements, exhibits, consents, and other required disclosure not included in these pre-effective amendments.

7. **Tandy Representation**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to them. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

   If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9283. Any mail or deliveries should include a reference to zip code 20549-8629.

           Sincerely,

           Alberto H. Zapata
           Senior Counsel
           Office of Insurance Products